

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 3, 2007

Via U.S. mail and facsimile

Mr. James Keyes
Brookfield Infrastructure Partners L.P.
Cannon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

> **Re: Brookfield Infrastructure Partners L.P.**
> **Amendment No. 2 to Form 20-FR**
> **Filed November 21, 2007**
> **File No. 001-33632**

Dear Mr. Keyes:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form 20-F
General

1.   Please note that we will not be in a position to clear the Form 20-F until we clear your request for confidential treatment of portions of Exhibit 4.7.

Index to Exhibits, page 9

2.   Please disclose that certain portions of Exhibit 4.7 are omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

Exhibit 12.1
Summary of Selected Financial Information, page 7

3.   We note your revised presentation of the reconciliation of funds from operations to net income in response to comment 8 in our letter dated November 6, 2007. Specifically, we note that you are eliminating the performance fees related to the Island Timberlands operations due to Brookfield Asset Management. We further

note your disclosure on page 43 that you expect to accrue this type of fee in the future, which would indicate this is a recurring expense. As such, it is unclear to us how you determine the elimination of the performance fee does not violate Item 10(e)(1)(ii)(B) of Regulation S-K. Please either remove the elimination of performance fee in presenting funds from operations. Otherwise, provide us with your analysis of Item 10(e) of Regulation S-K with reference to Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" as to how you determined the elimination of performance fees is not a violation.

4. We note that you have included a reconciliation of funds from operations to cash flow from operating activities in response to a comment from the Ontario Securities Commission. Based on the reconciliation, it appears as though funds from operations as a liquidity measure would violate Item 10(e)(1)(ii)(A) of Regulation S-K as it eliminates cash items. Further, US investors may perceive the reconciliation to cash flow from operating activities as an indication that it is a liquidity measure. As such, please include cautionary disclosure that explains why the presentation is being included and notifies US investors that reconciling funds from operations to cash flow from operating activities violates Item 10(e) of Regulation S-K.

Critical Accounting Policies and Estimates, page 54
Goodwill, page 55

5. It is unclear how your response to comment 14 in our letter dated November 6, 2007 addresses the comment. As previously requested, please revise your disclosure for goodwill to disclose any reporting units with carrying values that do not materially differ from the estimated fair value. Disclosure for such reporting units should include (a) the amount of goodwill for the reporting unit, (b) the carrying value of the reporting unit, and (c) the estimated fair value of the reporting unit. Otherwise, please confirm to us that each of your reporting units have estimated fair values that significantly exceed the corresponding carrying values.

Unaudited Pro Forma Financial Statements, page 57

6. As previously requested, please revise note 1.a.ii. to provide an explanation of the steps that need to be completed to finalize the purchase price allocation, including the assets and/or liabilities that are subject to change.

Mr. James Keyes
Brookfield Infrastructure Partners L.P.
December 3, 2007
Page 3

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You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or, in her absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Mr. Joshua Robinson
        Weil, Gotshal & Manges LLP
        767 Fifth Avenue
        New York, NY 10153